Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Business Results for Fiscal 2004
Pioneer to Propose Agenda for Issuing Share Acquisition Rights as Stock Options at Its Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: April 28, 2004	By	/s/ Kaneo Ito Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated April 27, 2004, concerning its business results on consolidated and parent-only bases for fiscal 2004, ended March 31, 2004.

2.	The announcement released by the Company to the press in Japan dated April 27, 2004, concerning its proposal for issuing share acquisition rights as stock option at the shareholders’ meeting held on June 29, 2004.

For Immediate Release

April 27, 2004

Pioneer Announces Business Results for Fiscal 2004

TOKYO — Pioneer Corporation today announced its business results on consolidated and parent-only bases for fiscal 2004, ended March 31, 2004.

Consolidated Financial Highlights

	(In millions of yen except per share information)
	Year ended March 31
			% to
			prior
	2004	2003	year
Operating revenue	¥700,885	¥677,259	103.5
Operating income	¥43,719	¥30,765	142.1
Income from continuing operations before income taxes	¥41,848	¥28,079	149.0
Income from continuing operations	¥20,363	¥15,942	127.7
Net income	¥24,838	¥16,078	154.5

Basic earnings per share:
Income from continuing operations	¥116.07	¥89.48
Income from discontinued operations, net of taxes	¥25.51	¥0.76
Net income	¥141.58	¥90.24

Diluted earnings per share:
Income from continuing operations	¥115.18	¥89.48
Income from discontinued operations, net of taxes	¥25.34	¥0.76
Net income	¥140.52	¥90.24

Note:	As a result of the sale of subsidiaries in audio/video software business in the fiscal 2004, the gain on such sale, as well as the operating results of the discontinued operations, are presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Corresponding figures for the previous fiscal year have been reclassified accordingly.

Consolidated Business Results
For fiscal 2004 ended March 31, 2004, consolidated operating revenue was ¥700,885 million (US$6,612.1 million), rising 3.5% over the previous year. During fiscal 2004, the average value of the yen was 7.8% higher against the U.S. dollar, but 8.7% lower against the euro, compared to fiscal 2003.

In fiscal 2004, the Company changed its business segment classification for certain businesses. Results related to DVD drives for personal computers (PCs) have been moved from “Others” to “Home Electronics”, and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous fiscal year have been restated accordingly.

Home Electronics sales increased 1.3% from the previous year to ¥281,482 million (US$2,655.5 million). In Japan, sales decreased by 9.2% to ¥78,798 million (US$743.4 million), due to a decline in sales of DVD players, recordable DVD drives for PCs, and plasma displays for home use, in spite of the increase in sales of DVD recorders. Overseas sales increased 6.0% to ¥202,684 million (US$1,912.1 million), due to rises in sales of our home-use plasma displays and DVD recorders worldwide, and recordable DVD drives in Europe and Asia, despite lower sales of DVD players and audio products worldwide, cable TV set-top boxes in North America, and digital broadcast set-top boxes in Europe.

Car Electronics sales amounted to ¥292,187 million (US$2,756.5 million), up 3.9% over the previous year. In Japan, sales increased 15.1% to ¥121,708 million (US$1,148.2 million), reflecting growth in sales of car navigation systems to both consumers and automobile manufacturers as well as increased sales in car audio products to automobile manufacturers. Overseas sales decreased 2.8% to ¥170,479 million (US$1,608.3 million), primarily due to lower sales of car audio products to both consumers and automobile manufacturers in North America, despite higher sales of car navigation systems in North America and Europe and car audio products in other regions.

Royalty revenue from Patent Licensing decreased 6.1% from the previous year to ¥11,821 million (US$111.5 million). This was due to a decline in royalty revenue resulting from expiration of the Company’s optical disc-related patents in certain areas.

Others sales increased 9.3% from the previous year to ¥115,395 million (US$1,088.6 million). In Japan, sales were slightly higher by 1.1%, at ¥62,792 million (US$592.4 million). This is attributed primarily to increased sales of organic electroluminescent (OEL) display panels in cellular phones, despite the decrease in sales of commercial karaoke products resulting from the sale of the Company’s karaoke business subsidiaries. Overseas, sales were up 21.0% over the previous year to ¥52,603 million (US$496.3 million), primarily due to increased sales of optical disc manufacturing systems in Asia, semiconductors related to laser pickups in China, and business-use plasma displays worldwide.

Operating income increased 42.1% from the previous year to ¥43,719 million (US$412.4 million) mainly as a result of increased sales and improved gross profit margin as well as decreased selling, general and administrative expenses. Lower average value of the yen against the euro during the year compared to the previous year affected gross profit margin favorably. Net income also increased 54.5% from the previous year to ¥24,838 million (US$234.3 million), reflecting an increase in operating income and income from discontinued operations recorded in connection with the sale of subsidiaries engaged in the audio/video software business.

     Basic net income per share of common stock was ¥141.58 (US$1.34), compared with ¥90.24 in the previous year. Diluted net income per share was ¥140.52 (US$1.33), compared with ¥90.24 in the previous year.

Cash Flows
 Net cash provided by operating activities was ¥60,378 million (US$569.6 million), a decrease of ¥31,131 million from ¥91,509 million provided in the previous year. The decrease is mainly attributable to increase in operating capital requirement as a result of increased inventories and accounts receivable. Net cash used in investing activities was ¥52,754 million (US$497.7 million), an increase of ¥17,526 million compared with ¥35,228 million used in the previous year, mainly due to increase in capital expenditure for expansion of plasma display production capacity. Financing activity included the issuance of convertible bonds of ¥60,000 million in aggregate principal amount in March 2004. The net proceeds of the issue will be applied principally towards investment in plasma display business and enhancement of distribution channels in Europe and China. As a result of the activities above, cash and cash equivalents at the end of the year came to ¥192,419 million (US$1,815.3 million), a ¥49,939 million increase compared with the end of the previous year.

Dividend Policy and Year-End Dividend
 The Company’s policy on dividends allows for continued and stable dividend payment. The Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors.

     In line with the Company’s policy, it has been determined that a year-end cash dividend of ¥12.5 (US$0.12) per share of common stock, a ¥2.5 increase over the previous year, will be paid, subject to approval at the ordinary general meeting of shareholders to be held on June 29, 2004. When added to the interim dividend, this brings the annual cash dividend to ¥25 (US$0.24), a ¥7.5 increase over the previous year.

Addressing Current Challenges
 The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, intensifying price competition in our major product categories, and exchange rate fluctuations. Thus, the Company is concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan. For example, we converted production lines of optical discs to plasma displays, and we sold to a third party three of our audio/video software business subsidiaries in Japan and the United States. We will continue our efforts to increase profits and improve management efficiency through our “select and focus” policy.

In April 2004, we made a change in our internal company structure. Plasma Display Business Company, a new internal company, was created to further promote and expand our plasma display business. At the same time, we integrated the Components Business Company into the Home Entertainment Company, aiming to achieve more powerful synergy in the DVD business. Now, we are advancing our strategic business plans with the following four internal companies:

•	Home Entertainment Company, which is in charge of audio/video product business and business in devices such as recordable DVD drives for PCs;

•	Plasma Display Business Company, which is managing a comprehensive, plasma display business;

•	Mobile Entertainment Company, which is responsible for car electronics business overall; and

•	Industrial Solutions & Entertainment Company, which is applying business plans and system products to operate in industrial and business markets.

In our plasma display business, we are working to build a more efficient production system to meet fast-growing demand. Pioneer Display Products Corporation, our subsidiary dedicated to plasma display production, is currently expanding its capacity and strengthening its operations. In February 2004, Pioneer Corporation and NEC Corporation (NEC) reached an agreement in principle under which NEC will transfer to Pioneer all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and all the intellectual property rights NEC holds for plasma displays. This fall, we plan to establish an overall production system that yields more than one million panels annually. We also plan to continue to differentiate our products from those of our competitors by developing new display panels with higher picture quality and energy efficiency, while lowering production costs.

     In our DVD business, demand for DVD recorders for home use, especially those with hard disk drives (HDDs), has been growing in the market, and we plan to develop products with added values and advanced features, reinforcing the line of HDD models. Also, demand for recordable DVD drives for PCs is rising sharply. To accommodate this growing demand, we are strengthening our production capacity in China. With these products, we aim to bolster sales both in home audio/video and PC markets.

     In our car electronics business, we continue our efforts to strengthen our market leadership. In the car navigation system business, our HDD models with advanced functions, and affordably priced, easy-to-operate DVD models enjoy excellent reputations in Japan. We also plan to expand this business overseas, in Europe and North America in particular. In the car audio business, we plan to fortify our current strong market position with such new products and innovations as car CD players with OEL displays to satisfy diversifying consumer demand.

We continue our efforts to minimize operating costs and expenses worldwide. To reduce our overall manufacturing costs, we are expanding production in China. Also, we are implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. We are applying supply chain management to optimize efficiency of inventory control worldwide. We believe that such initiatives help us improve cash flows and profitability.

Business Forecasts for Fiscal 2005
 Assuming average yen-U.S. dollar and yen-euro exchange rates for fiscal 2005 of ¥105 and ¥125, respectively, Pioneer announced its consolidated business forecasts for fiscal 2005, ending March 31, 2005, as follows:

	(In millions of yen except per share information)
	Projections for	Results for	Percent
	fiscal 2005	fiscal 2004	changes
Operating revenue	¥800,000	¥700,885	+14.1%
Operating income	¥50,000	¥43,719	+14.4%
Income before income taxes	¥48,000	¥41,848	+14.7%
Net income	¥25,000	¥24,838	+0.7%
Net income per share	¥142.51	¥141.58

Operating revenue is expected to increase, because we anticipate a large increase in sales, reflecting expanding demand for home-use plasma displays and DVD recorders;

continued solid sales of car navigation systems and increased sales of such business-use products as AV systems with plasma displays and factory automation systems.

Operating income and income before income tax are expected to grow, because we anticipate increased income from the Home Electronics business, centering on home-use plasma displays and DVD recorders, increased income from the Others business including business-use AV systems with plasma display and factory automation systems, and continued high profitability from the Car Electronics business, although income from Patent Licensing should decrease.

Net income is expected to remain almost the same as in fiscal 2004, because net income for fiscal 2005 does not include income from discontinued operations of approximately ¥4,500 million recorded during fiscal 2004 in connection with the sale of subsidiaries engaged in the audio/video software business.

Cautionary Statement with Respect to Forward-Looking Statements
 Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Corporate Policy
 It is our corporate policy to make customer satisfaction our highest priority. We strive to develop and provide advanced, high-quality, value-added electronics products that deliver satisfaction, comfort and convenience, and create new forms of entertainment. This keeps us faithful to Pioneer group’s philosophy to “Move the Heart and Touch the Soul.”

Accordingly, we created a medium-term management plan in August 1998, and set the following four business targets, and two financial targets to be achieved by March 2006.

Business targets:

•	No.1 in DVD worldwide

•	Establishing a business foundation for plasma displays and OEL displays

•	From stand-alone to network

•	Towards the key-device, key-technology business

Financial targets for fiscal year ending March 2006:

•	1.2 trillion yen of consolidated operating revenue

•	ROE (Return on Equity) in excess of 10%

Today, DVD-related products and plasma displays have grown to become our core businesses. To realize these goals, we will continue implementing a range of measures in every field of our business.

Pioneer’s Corporate Governance

I.	Basic Principles

Pursuant to the Commercial Code of Japan, the Company applies the “Corporate Auditors System,” in which the Board of Directors is a decision-making and supervisory body, Representative Directors are responsible for business operations, and the Board of Corporate Auditors is an auditing body of corporate accounting and directors’ performance regarding corporate affairs. In addition, to clarify management responsibilities, speed up business operations, improve transparency of decision-making and strengthen legal and regulatory compliance, Pioneer introduced an “Internal Companies System” in 1997, a “Corporate Executive Officer System” in 1999 and “Management Committee Meetings” in 2002.

     Pioneer’s corporate governance is based on the “Corporate Auditors System,” and comprises the “Internal Companies System” and “Corporate Executive Officer System,” which ensure swift and effective business operations, “Management Committee Meetings,” at which important business issues are decided through thorough discussion, and the “Board of Directors,” which performs supervisory functions. Our management believes that this current corporate governance system is functioning effectively.

     Also, we are devising measures to enforce compliance among the group. In 2001, we adopted the “Pioneer Group Charter for Corporate Operations” and “Code of Conduct for Business Practices.” Through these new rules, Pioneer has been promoting and enforcing high ethical standards and strengthening its role as a trusted and respected company in every aspect of its activities. In 2002, “Rules of the Pioneer Group” were adopted to stipulate fundamentals that every company of the group should observe, defining responsibilities and authorities of each group company and basic principles of compliance.

II.	Governance in Effect

(1)	Current structure of decision-making, business operation and supervision is as follows:

•	We apply the “Corporate Auditors System.”

•	We consult with outside legal counsel in Japan and the United States regarding legal compliance of our management decisions and information disclosures. We also have independent certified public accountants audit or review our financial statements to ascertain fairness of our financial reporting in conformity with generally accepted accounting principles.

(2)	Personal, capital, business and other interests of independent directors and corporate auditors:

•	For fiscal 2004, we had 13 directors on the board, including one independent director and five corporate auditors, including three independent auditors. We propose an agenda to newly elect one independent director at the upcoming ordinary general meeting of shareholders to be held on June 29, 2004. With the approval of the shareholders, we will have two independent directors and three independent corporate auditors. None of our independent directors or corporate auditors are, or have been, employed by Pioneer or its subsidiaries, nor do they have any personal, capital, business or other particular interests in Pioneer or its subsidiaries, or with their respective directors, executive officers or corporate auditors.

Independent director:
Mr. Tatsuhiro Ishikawa	(Attorney-at-Law and Professor at Asia University)

Independent corporate auditors:
Mr. Terumichi Tsuchida	(Advisor of Meiji Yasuda Life Insurance Company)
Mr. Isao Moriya	(Certified Public Accountant)
Mr. Keiichi Nishikido	(Attorney-at-Law)

Candidates for independent director:
Mr. Shunichi Sato	(Former Japanese Ambassador to Belgium)

(3)	Measures taken in the past year for better corporate governance

•	Shortening Terms of Office
With the approval of the ordinary general meeting of shareholders in June 2003, the term of office for directors was shortened from two years to one year. This change may give shareholders more frequent opportunities to review and appoint directors, so that we can clarify directors’ responsibilities and respond promptly to changing business environments.

•	Independent Corporate Auditors Elected
With the approval of the ordinary general meeting of shareholders in June 2003, a certified public accountant Isao Moriya and an attorney-at-law Keiichi Nishikido were elected as independent corporate auditors to oversee our management with their accounting and legal expertise.

•	“Disclosure Committee” Established
Pioneer is listed on the New York Stock Exchange, and as a result, is subject to various U.S. laws and regulations, including the Sarbanes-Oxley Act of 2002. Pioneer is constantly improving its corporate governance system, including for example, establishment in April 2003 of the “Disclosure Committee” to ensure complete and timely disclosure of the Company’s material information.

•	Management Committee Meetings
The Meetings consist of directors and executive officers with important executive responsibilities. In fiscal 2004, the Meetings were held 24 times, deliberating on about 100 important issues related to our tasks on businesses operations, investment projects, group reorganization, group management strategies and medium- and long-term strategic policies. The Meetings play an important role in supporting smooth decision-making by the Board of Directors.

Other Important Information
 On March 5, 2004, Pioneer issued Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) in aggregate principal amount of ¥60,000 million (the “Bonds”). The net proceeds of the issue of the Bonds will be applied principally towards investment in plasma display business, and enhancement of distribution channels in Europe and China.

Proposed Changes in Management
Pioneer announced that at the meeting of its board of directors held on April 27, 2004, it resolved to convene the 58th ordinary general meeting of shareholders on June 29, 2004 in Tokyo. Also announced were changes in management as follows:

(1)	Candidate for membership on Pioneer’s board of directors to be newly elected at the shareholders’ meeting:

•	Mr. Shunichi Sato, former Japanese Ambassador to Belgium.

(2)	Directors who will retire at the conclusion of the shareholders’ meeting:

•	Mr. Yoshimichi Inada, currently Executive Vice President and Representative Director, will become Executive Corporate Advisor of Pioneer Corporation; and

•	Mr. Katsuhiro Abe, currently Executive Vice President and Representative Director, will become Executive Corporate Advisor of Pioneer Corporation.

(3)	Changes in Directors:

•	Mr. Akira Niijima, currently Senior Managing Director, will be promoted to Senior Managing Director and Representative Director;

•	Mr. Takashi Kobayashi, currently Senior Managing Director, will be promoted to Senior Managing Director and Representative Director;

•	Mr. Tamihiko Sudo, currently Managing Director, will be promoted to Senior Managing Director and Representative Director;

•	Mr. Hajime Ishizuka, currently Director, will be promoted to Senior Managing Director and Representative Director; and

•	Mr. Koichi Shimizu, currently Director, will be promoted to Managing Director.

(4)	Executive Officers to be newly elected, effective June 29, 2004:

•	Mr. Ryoji Menjo, currently serving as General Manager of Customer Satisfaction Planning and Coordination Division;

•	Mr. Tsutomu Haga, currently serving as President of Pioneer Electronics (USA) Inc.; and

•	Mr. Akira Haeno, currently serving as Plant Manager of Kawagoe Plant and General Manager of Production Division of Pioneer’s Mobile Entertainment Company.

(5)	Executive Officers who will retire on June 29, 2004:

•	Mr. Shungo Minato, currently Senior Executive Officer, will concentrate on his duties as Executive Vice President and Director of Pioneer Service Network Corporation; and

•	Mr. Masaharu Yoshino, currently Executive Officer, will become Senior Managing Director of Pioneer Service Network Corporation on June 8, 2004.

(6)	Changes in Executive Officer, effective June 29, 2004:

•	Mr. Kazunori Yamamoto, currently Senior Executive Officer, will be promoted to Senior Managing Executive Officer;

•	Mr. Masao Kawabata, currently Executive Officer, will be promoted to Senior Executive Officer;

•	Mr. Yoshio Taniyama, currently Executive Officer, will be promoted to Senior Executive Officer; and

•	Mr. Hideki Okayasu, currently Executive Officer, will be promoted to Senior Executive Officer.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

#     #     #     #     #     #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥106=US$1.00, the approximate rate prevailing on March 31, 2004.

Attached are (I) consolidated financial statements and (II) financial statements of the parent company only.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html

Pioneer Corporation and Subsidiaries

I. CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

(1)	OPERATING REVENUE BY SEGMENT

	(In millions of yen)
	Year ended March 31
	2004		2003		% to
		% to		% to	prior
	Amount	Total	Amount	Total	year
Domestic	¥78,798	11.2	¥86,766	12.8	90.8
Overseas	202,684	29.0	191,202	28.2	106.0

Home Electronics	281,482	40.2	277,968	41.0	101.3

Domestic	121,708	17.4	105,736	15.6	115.1
Overseas	170,479	24.3	175,354	25.9	97.2

Car Electronics	292,187	41.7	281,090	41.5	103.9

Domestic	—	—	—	—	—
Overseas	11,821	1.7	12,584	1.9	93.9

Patent Licensing	11,821	1.7	12,584	1.9	93.9

Domestic	62,792	9.0	62,137	9.2	101.1
Overseas	52,603	7.4	43,480	6.4	121.0

Others	115,395	16.4	105,617	15.6	109.3

Domestic	263,298	37.6	254,639	37.6	103.4
Overseas	437,587	62.4	422,620	62.4	103.5

Total	¥700,885	100.0	¥677,259	100.0	103.5

(2)	CONSOLIDATED STATEMENTS OF INCOME

	(In millions of yen)
	Year ended March 31
	2004	2003
Operating revenue:
Net sales	¥689,064	¥664,675
Royalty revenue	11,821	12,584

	700,885	677,259

Operating costs and expenses:
Cost of sales	487,297	473,239
Selling, general and administrative	169,869	173,255

	657,166	646,494

Operating income	43,719	30,765
Other income (expenses):
Interest income	1,420	2,153
Foreign exchange loss	(1,244)	(2,045)
Interest expense	(2,154)	(2,814)
Others, net	107	20

	(1,871)	(2,686)

Income from continuing operations before income taxes	41,848	28,079
Income taxes	18,587	9,032
Minority interest in income of subsidiaries	(654)	21
Equity in losses of affiliated companies	(2,244)	(3,126)

Income from continuing operations	20,363	15,942
Income from discontinued operations, net of taxes	4,475	136

Net income	¥24,838	¥16,078

Pioneer Corporation and Subsidiaries

(3)	CONSOLIDATED BALANCE SHEETS

	(In millions of yen)
	March 31		Increase/
	2004	2003	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥192,419	¥142,480	¥49,939
Trade receivables, less allowance	112,055	113,868	(1,813)
Inventories	107,806	93,620	14,186
Others	67,508	66,014	1,494

Total current assets	479,788	415,982	63,806
Investments and long-term receivables	33,725	25,871	7,854
Property, plant and equipment, less depreciation	156,201	145,699	10,502
Intangible assets	18,966	15,619	3,347
Other assets	33,862	43,858	(9,996)

	¥722,542	¥647,029	¥75,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥27,837	¥30,867	¥(3,030)
Trade payables	79,439	67,173	12,266
Others	116,022	108,490	7,532

Total current liabilities	223,298	206,530	16,768
Long-term debt	89,691	32,196	57,495
Other long-term liabilities	58,771	71,631	(12,860)
Minority interests	17,844	18,279	(435)
Shareholders’ equity:
Common stock	49,049	49,049	—
Capital surplus	82,464	82,159	305
Retained earnings	273,718	253,266	20,452
Accumulated other comprehensive income (loss)	(61,829)	(55,629)	(6,200)
Treasury stock	(10,464)	(10,452)	(12)

Total shareholders’ equity	332,938	318,393	14,545

	¥722,542	¥647,029	¥75,513

Breakdown of accumulated other comprehensive income (loss)
Minimum pension liability adjustments	¥(22,930)	¥(32,675)	¥9,745
Net unrealized holding gain on securities	9,103	3,348	5,755
Cumulative foreign currency translation adjustments	(48,002)	(26,302)	(21,700)

Total accumulated other comprehensive income (loss)	¥(61,829)	¥(55,629)	¥(6,200)

Pioneer Corporation and Subsidiaries

(4)	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(In millions of yen)
				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity
Balance at March 31, 2002	¥49,049	¥82,010	¥240,692	¥(24,736)	¥(12)	¥347,003
Net income			16,078			16,078
Other comprehensive income (loss)				(30,893)		(30,893)
Value ascribed to stock options		149				149
Cash dividends (¥17.50 per share)			(3,092)			(3,092)
Purchase and sales of treasury stock, net			(412)		(10,440)	(10,852)

Balance at March 31, 2003	¥49,049	¥82,159	¥253,266	¥(55,629)	¥(10,452)	¥318,393

Net income			24,838			24,838
Other comprehensive income (loss)				(6,200)		(6,200)
Value ascribed to stock options		305				305
Cash dividends (¥25.00 per share)			(4,386)			(4,386)
Purchase and sales of treasury stock, net					(12)	(12)

Balance at March 31, 2004	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938

(5)	CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen)
	Year ended March 31
	2004	2003
I. Operating activities:
Net income	¥24,838	¥16,078
Income from discontinued operations, net of taxes	(4,475)	(136)
Depreciation and amortization	40,911	36,238
(Increase) decrease in trade receivables	(10,186)	8,481
(Increase) decrease in inventories	(20,707)	838
Increase in trade payables	18,989	13,221
Increase in other accrued liabilities	7,654	8,172
Other	3,354	8,617

Net cash provided by operating activities	60,378	91,509

II. Investing activities:
Payment for purchase of fixed assets	(57,978)	(40,493)
Other	5,224	5,265

Net cash used in investing activities	(52,754)	(35,228)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	56,071	(21,128)
Dividends paid	(3,947)	(2,688)
Purchase and sales of treasury stock, net	(12)	(10,852)
Other	(285)	(12)

Net cash provided by (used in) financing activities	51,827	(34,680)

Effect of exchange rate changes on cash and cash equivalents	(9,512)	(6,234)
Net increase in cash and cash equivalents	49,939	15,367

Cash and cash equivalents at beginning of year	142,480	127,113

Cash and cash equivalents at end of year	¥192,419	¥142,480

I + II Free cash flow	¥7,624	¥56,281

Pioneer Corporation and Subsidiaries

(6)	SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

	(In millions of yen)
	Year ended March 31
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥282,881	¥2,099	¥279,686	¥3,878	101.1	54.1
Car Electronics	294,647	28,936	282,361	26,126	104.4	110.8
Patent Licensing	13,878	11,398	14,598	10,736	95.1	106.2
Others	152,255	1,096	147,397	8	103.3	—

Total	743,661	43,529	724,042	40,748	102.7	106.8
Corporate and elimination	(42,776)	190	(46,783)	(9,983)	—	—

Consolidated total	¥700,885	¥43,719	¥677,259	¥30,765	103.5	142.1

<Geographic Segments>

	(In millions of yen)
	Year ended March 31
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Japan	¥572,269	¥18,456	¥543,641	¥16,463	105.3	112.1
North America	176,276	11,467	195,452	11,091	90.2	103.4
Europe	146,357	2,044	133,476	(462)	109.7	—
Other	276,032	9,595	253,505	7,415	108.9	129.4

Total	1,170,934	41,562	1,126,074	34,507	104.0	120.4
Corporate and elimination	(470,049)	2,157	(448,815)	(3,742)	—	—

Consolidated total	¥700,885	¥43,719	¥677,259	¥30,765	103.5	142.1

Pioneer Corporation and Subsidiaries

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 130 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	In fiscal 2004, the Company changed business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics”, and results related to plasma displays for business use have been moved from “Home Electronics” to “Others”.

Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.

4.	As a result of the sale of subsidiaries in audio/video software business in the fiscal 2004, the gain on such sale, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to previously reported consolidated statements of income, consolidated statements of cash flows and segment information to conform to this presentation.

The financial result of discontinued operations for the year ended March 31 2003 end 2004, and income from discontinued operations presented as a line in consolidated statements of income, is itemized as follows.

	(In millions of yen)
	Year ended March 31
	2004	2003
Operating revenue	¥16,650	¥35,009

Operating income	¥382	¥587

Income before income taxes	¥340	¥551
Gain on sale of discontinued operations	1,825	—
Income taxes (benefit)	(2,310)	415

Income from discontinued operations	¥4,475	¥136

Pioneer Corporation—Parent Company Only

II.	FINANCIAL STATEMENTS OF PIONEER CORPORATION FOR THE YEAR ENDED MARCH 31, 2004 and 2003

(1)	SALES BY PRODUCT GROUP

	(In millions of yen)
	Year ended March 31
	2004		2003		% to
		% to		% to	prior
	Amount	Total	Amount	Total	year
Domestic	¥66,402	14.2	¥74,274	16.5	89.4
Export	148,421	31.6	130,701	29.0	113.6

Home Electronics	214,824	45.8	204,975	45.5	104.8

Domestic	119,295	25.4	105,688	23.4	112.9
Export	108,852	23.2	114,030	25.3	95.5

Car Electronics	228,147	48.6	219,718	48.7	103.8

Domestic	8,617	1.8	9,821	2.2	87.7
Export	17,421	3.8	16,435	3.6	106.0

Others	26,039	5.6	26,256	5.8	99.2

Domestic	194,315	41.4	189,783	42.1	102.4
Export	274,695	58.6	261,166	57.9	105.2

Total	¥469,010	100.0	¥450,950	100.0	104.0

Note:	In fiscal 2004, the Company changed business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics”, and results related to plasma displays for business use have been moved from “Home Electronics” to “Others”.

(2)	CONDENSED STATEMENTS OF INCOME

	(In millions of yen)
	Year ended March 31
	2004		2003
		% to		% to
	Amount	sales	Amount	sales
Net sales — Domestic	¥194,315	41.4	¥189,783	42.1
Export	274,695	58.6	261,166	57.9

	469,010	100.0	450,950	100.0
Cost of sales	373,479	79.6	358,427	79.5
Selling, general and administrative expenses	85,607	18.3	87,669	19.4

Operating income	9,923	2.1	4,853	1.1
Non-operating income, net	6,496	1.4	5,916	1.3

Ordinary income	16,419	3.5	10,769	2.4
Other expenses, net	6,637	1.4	6,459	1.4

Income before income taxes	9,782	2.1	4,310	1.0
Income taxes	3,008	0.7	66	0.0

Net income	¥6,774	1.4	¥4,243	0.9

Pioneer Corporation—Parent Company Only

(3)	CONDENSED BALANCE SHEETS

	(In millions of yen)
	March 31
			Increase/
	2004	2003	(Decrease)
ASSETS
Current assets:
Cash	¥73,134	¥19,756	¥53,378
Notes and accounts receivable — trade	43,582	42,991	591
Marketable securities	32,685	28,784	3,901
Inventories	31,183	24,300	6,883
Other current assets	27,781	30,876	(3,095)

Total current assets	208,368	146,710	61,658
Fixed assets:
Tangible	42,913	35,368	7,545
Intangible	20,075	13,303	6,772
Investments and others	190,207	189,303	904

Total fixed assets	253,196	237,975	15,221

Total assets	¥461,564	¥384,685	¥76,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable — trade	¥40,987	¥35,552	¥5,435
Accrued expenses	40,953	37,539	3,414
Other current liabilities	12,123	11,981	142

Total current liabilities	94,064	85,074	8,990
Long-term liabilities	90,074	29,058	61,016

Total liabilities	184,139	114,133	70,006
Shareholders’ equity	277,425	270,552	6,873

Total liabilities and shareholders’ equity	¥461,564	¥384,685	¥76,879

Note:	In preparing the financial statements, all amounts less than one million yen were disregarded.

Pioneer Corporation—Parent Company Only

(4)	PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

	(In million of yen except per share information)
	Year ended	Year ended
	March 31, 2004	March 31, 2003
Unappropriated retained earnings at the end of the period	¥7,061	¥3,009
Restoration of general reserves	—	1,297

Total	7,061	4,307
To be appropriated as follows:
General reserve	—	2
Dividends	2,192	1,754
	(¥12.50 per	(¥10 per
	share of	share of
	common stock)	common stock)
Bonus to directors and corporate auditors	100	70
	(of ¥100,	(of ¥70,
	¥11 is for	¥5 is for
	corporate auditors)	corporate auditors)

Unappropriated retained earnings carried forward to the next period	¥4,769	¥2,480

Note:	Combined with the interim dividends of 12.5 per share of common stock paid on December 3, 2003, the total cash dividends for fiscal year 2004 will amount to 25 per share of common stock.

For Immediate Release
April 27, 2004

Pioneer to Propose Agenda for Issuing
Share Acquisition Rights as Stock Options at Its Shareholders’ Meeting

TOKYO — Pioneer Corporation has announced that, at the meeting of its board of directors held on April 27, 2004, it resolved to propose an agenda for the authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries, to further raise the motivation and the morale for improvement of the consolidated business performance of the Company. The proposal will be made at the Company’s ordinary general meeting of shareholders to be held on June 29, 2004.

The terms of the agenda are as follows:

Description

(1)	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the “Qualified Persons”)

(2)	Aggregate number of share acquisition rights:

Not exceeding 3,500

The number of shares to be issued upon exercise of each share acquisition right (hereinafter referred to as the “Number of Granted Shares”) shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the “Issue Date”), the Number of Granted Shares shall be adjusted according to the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

In addition, the Number of Granted Shares shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(3)	Class and number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:

Shares of common stock of the Company not exceeding 350,000; provided, however, in case the Number of Granted Shares shall be adjusted pursuant to (2) above, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the Number of Granted Shares after adjustment.

(4)	Issue price of share acquisition rights:

No consideration shall be paid.

(5)	Amount to be paid in upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the “Exercise Price”) shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price of the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

(6)	Period during which share acquisition rights may be exercised:

From and including July 3, 2006, to and including June 30, 2009

(7)	Conditions for exercise of share acquisition rights:

(i)	Each share acquisition right may not be exercised in part.

(ii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(8)	Cancellation of share acquisition rights:

The Company may at any time acquire share acquisition rights and cancel them without any consideration.

(9)	Restriction on transfer of share acquisition rights:

Share acquisition rights cannot be transferred unless an approval of the board of directors of the Company shall be obtained.

(10)	Others:

(i)	In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries, such Qualified Person shall not be entitled to exercise share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

(ii)	Allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides, in addition to the foregoing, the matters and conditions deemed necessary by the board of directors of the Company, based on the resolution to be adopted at the Company’s ordinary general meeting of shareholders scheduled for June 29, 2004, in order to achieve the purpose of this issue of share acquisition rights.

#   #   #   #   #   #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: +3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/ir/index-e.html

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.